WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

September 18, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statement on Form S-4 - Supplemental Representations and Warranties

Ladies and Gentlemen:

In connection with the offer (the “Exchange Offer”) by WCI Communities, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), to exchange up to $50,000,000 aggregate principal amount of its 6.875% Senior Notes due 2021 (the “Exchange Notes”) for any and all of its outstanding $50,000,000 aggregate principal amount of its 6.875% Senior Notes due 2021 (the “Old Notes”), the Company hereby represents and warrants to the staff of the Securities and Exchange Commission as follows:

1. The Company is registering the Exchange Notes through a Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation (dated May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”) and other interpretive letters to similar effect.

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

3. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Old Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and that, by delivering such a prospectus, such broker-dealer will not be

Securities and Exchange Commission

September 18, 2014

deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will also make each exchange offeree participating in the Exchange Offer aware (through the Prospectus or otherwise) that, by tendering the Old Notes in the Exchange Offer, such person will be deemed to (a) represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) acknowledge that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of Section 10 of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer. The Prospectus will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. The Company will commence the Exchange Offer for the Old Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

[Signature Page Follows]

Securities and Exchange Commission

September 18, 2014

Very truly yours,

WCI COMMUNITIES, INC., a Delaware corporation

By:	/s/ Keith E. Bass
Name:	Keith E. Bass
Title:	President and Chief Executive Officer